UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 000-20260

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IntegraMed America, Inc. 401(K) Plan, as amended

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IntegraMed America, Inc.
Two Manhattanville Road
Purchase, New York, 10577-2100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of the
IntegraMed America, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the IntegraMed America, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IntegraMed America, Inc. 401(k) Plan as of December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ EISNERAMPER LLP
June 28, 2011
New York, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members and Plan Administrator of
IntegraMed America, Inc. 401k Plan

We have audited the accompanying statement of net assets available for benefits of the IntegraMed America, Inc. 401(k) Plan (the “Plan”) as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the IntegraMed America, Inc. 401(k) Plan as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ AMPER, POLITZINER & MATTIA, LLP
Edison, New Jersey
June 28, 2010

INTEGRAMED AMERICA, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31,

	2010	2009

ASSETS:
Investments
At fair value:
Common / Collective Trust (Stable Value Fund)	$2,548,809	$2,510,857
Mutual Funds	23,021,218	17,361,761
Employer Securities	207,957	175,065

Total Investments	25,777,984	20,047,683

Receivables
Notes Receivable from Participants	$573,894	$499,370
Employer contributions	585,067	568,221

Net assets available for benefits at fair value	26,936,945	21,115,274

Adjustments from fair value to contract value for fully-benefit responsive
investment contracts	(51,015)	(16,852)

NET ASSETS AVAILABLE FOR BENEFITS	$26,885,930	$21,098,422

See accompanying notes to Financial Statements.

INTEGRAMED AMERICA, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

Additions to/Deductions from net assets attributable to:
Investment income
Net realized and unrealized appreciation in fair value of investments
$2,684,051
Interest and dividends	298,210

2,982,261

Contributions
Employer	665,349
Participants	3,862,304
Participant rollovers	323,447

Total Contributions	4,851,100

Total Additions	7,833,361

Distributions to participants	(2,033,954)
Administrative expenses	(11,899)

Total Deductions	(2,045,853)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,787,508
Net assets available for plan benefits – beginning of year	21,098,422

NET ASSETS AVAILABLE FOR BENEFITS – END OF YEAR	$26,885,930

See accompanying notes to financial statements.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 — DESCRIPTION OF PLAN

     The following description of the IntegraMed America, Inc. 401(k) Plan (the “Plan”) (formerly “IntegraMed America, Inc. Profit Sharing and 401(k) Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

     The Plan is a 401(k) defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). IntegraMed America, Inc. (the “Company” or the “Sponsor) controls and manages the operation and administration of the Plan. Principal Trust Company (the “Trustee”) serves as the trustee of the Plan. The Plan became effective January 1, 1997. There were two amendments to the plan during 2010, as follows:

1)	the definition of compensation under the plan was updated and
2)	the plan was updated to take into account provisions for the Heroes Earnings Assistance and Relief Tax Act of 2008 (the “HEART Act”).

Participation

     All employees are eligible to participate under the Plan as of the entry date (first day of the month following the completion of the eligibility requirements) following the initial month of employment and if the employee has attained the age of 21 years.

Participant Accounts

     Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

     Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested pursuant to participant elections. The Plan currently offers twenty four mutual funds, a common / collective trust (stable value fund) and IntegraMed America, Inc. common stock as investment options for participants.

Retirement Age

     A participant’s normal retirement age is 65. However, a participant may elect an early retirement age of 55 after having completed five years of service. Benefits may also begin before normal retirement for a participant who becomes totally and permanently disabled.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
(CONTINUED)

NOTE 1 — DESCRIPTION OF PLAN (continued)

Contributions

     Participants may make elective salary deferral contributions to the Plan, which are not to exceed the maximum amount allowed under the Internal Revenue Code. The Sponsor at its discretion may make a matching contribution or discretionary contribution equal to a percentage chosen by the Sponsor of the participant’s savings contribution. For 2010 and 2009, the matching contribution was the lesser of 1.5% of earnings, 25% of participant contribution, or $3,675.

Forfeitures

     The portion of a participant’s account balance attributed to the Sponsor’s matching contributions, which are not vested upon their termination of employment, will be forfeited and may be used in future periods to reduce administrative expenses and the Sponsor’s discretionary contributions. Forfeitures of terminated nonvested account balances totaled $40,165 and $43,969 at December 31, 2010 and 2009, respectively, and were used to reduce the Sponsor’s discretionary contribution.

Vesting

     The portion of a participant’s account balance attributed to the Sponsor’s discretionary contributions and matching contributions becomes vested at the rate of 20% per year over five years starting in the first year of employment. Consequently, a participant is fully vested after five years. Each participant is fully vested in the amount in his or her account attributed to any elective salary deferral contributions to the Plan.

Payment of Benefits

     At retirement, a participant shall be entitled to receive the vested amount in his or her separate account. The Plan provides that distributions at retirement be made at the participant’s option, either in one of several annuity options or in a lump-sum distribution.

     Upon the death of a participant, the employee’s vested contributions will be distributed to his or her beneficiary either in the form of a life annuity or a lump sum, as the beneficiary shall determine.

     Upon termination, a participant shall be entitled to his or her vested interest in the amount credited to his or her account.

Notes Receivable from Participants

     A participant may borrow up to 50% of their vested account balance ($1,000 minimum) to a maximum of $50,000. The loan’s principal and interest is required to be paid through payroll deductions and must be repaid within five years, unless the loan is used for the purchase of a primary residence, in which case it may be paid over a longer period of time subject to the Internal Revenue Code. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator ranging from 4.25% to 9.25%.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
(CONTINUED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

     Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

     The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

     In September 2010, the Financial Accounting Standards Board (“FASB”) issued new guidance that requires participant loans be classified as notes receivable from participants in the financial statements of a defined contribution pension plan, measured at the unpaid principal balance plus accrued, but unpaid interest. The Plan adopted the new guidance, which is effective for fiscal years ending after December 15, 2010, and is applied retrospectively, by reclassifying participant loans on the Statement of Net Assets Available for Benefits for all years presented. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Mutual Fund Fees

     Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These fees are annual fees deducted to pay for marketing and distribution costs of the funds. These funds are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

     The Company currently pays a significant portion of the administrative expenses of the plan. Plan participants also contribute towards the administrative expense via fees assessed to its underlying funds.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
(CONTINUED)

Payment of Benefits

     Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements

     In January 2010, the FASB issued amended guidance on fair value measurements. The Plan has adopted the amended provisions that are effective for interim and annual reporting periods beginning after December 15, 2009 regarding disclosures of significant transfers in and out of Level 1 and Level 2 assets and description of the reasons for the transfers. Additional disclosures that are effective for fiscal years beginning after December 15, 2010 regarding reporting purchases, sales, issuances, and settlements for Level 3 assets on a gross basis should not have a significant impact on the Plan’s financial statements.

     In May 2011, the FASB issued ASU No. 2011-04, Amendments Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement. The new guidance relates to fair value measurements, related disclosures and consistent meaning of the term “fair value” in US GAAP and International Financial Reporting Standards. The amendment clarifies how to apply the existing fair value measurements and disclosures. For fair value measurements classified within level 3, an entity is required to disclose quantitative information about the unobservable inputs. A reporting entity is also required to disclose additional information like valuation process, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs.

     For public entities the guidance is to be applied effective during interim and annual periods beginning after December 15, 2011. Early application for public entities is not permitted. The Plan is currently evaluating the impact of the adoption of ASU 2011-04 on its financial statements.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
(CONTINUED)

NOTE 3 — INVESTMENTS

     Participants have a choice of placing their share of the assets of the Plan in any of 24 investment funds, a common / collective trust (stable value fund) or IntegraMed common stock. The trustee, Principal Trust Company, administers these funds. Withdrawals for benefit payments due to an individual shall be made within 30 days after notice to the common/collective trust (stable value fund). Withdrawal from the fund by the Plan shall be made 12 months after notice to the common/collective trust (stable value fund).

     The following presents investments that represent 5 percent or more of the Plan’s net assets based upon fair value:

	December 31,

	2010	2009

Principal Trust Company —
Common / Collective Trust (Stable Value)	$2,548,809	$2,510,857
Registered Investment companies
Prin Life Time 2020 Fund	3,515,950	2,643,867
Prin Life Time 2030 Fund	4,141,950	3,013,293
Prin Life Time 2040 Fund	3,644,105	2,726,898
Prin Div Intl Fund	2,089,789	2,130,366

     For the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in fair value as follows:

December 31,

2010

Registered investment accounts	2,622,180
Common/Collective Trust Earnings (Stable Value)	54,411
IntegraMed America, Inc. Common Stock	16,321
Other	(8,861)

Net appreciation in fair value of investments	2,684,051

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
(CONTINUED)

NOTE 4 — RISK AND UNCERTAINTIES

     The Plan has various investments including equities and registered investment accounts. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the participants’ accounts and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2010 may not necessarily be indicative of amounts that could be realized in a current market exchange.

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

     Plan investments include shares of mutual funds managed by Principal Trust Company who is the trustee and, therefore, these transactions qualify as party-in-interest.

NOTE 6 — PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan. If the Plan is terminated, participants will become fully vested in their accounts.

NOTE 7 — TAX STATUS

     The Plan does not have a determination letter in its own name. However, the Plan’s administrator believes the Plan is qualified and the related trust tax-exempt.

     During 2010, the Company, as Plan Administrator, recognized certain operational defects impacting the Plan relating to applying the Plan’s provisions for participant eligibility, the definition of compensation used in determining Plan contributions and the administration of notes receivable from participants. The Company is in the process of correcting each of these operational defects and believes the tax qualified status of the Plan will not be impacted as a result of these operational defects.

     Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
(CONTINUED)

NOTE 8 — FAIR VALUE MEASUREMENTS

     As required by ASC 820 Fair Value Measurements, fair value is to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market, in an orderly transaction between market participants. Such is a market-based measurement, not an entity-specific measurement. ASC 820 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the asset or liability, or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

     The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Stable value fund: Valued at the net asset value of shares held by the Plan at year end based on the market value of its underlying investments.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

     The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

     The following table presents the fair value hierarchy for the balances of the assets and liabilities of the Plan measured at fair value as of December 31, 2010 and 2009.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
(CONTINUED)

	Investment Assets at Fair Value as of
	December 31, 2010

	Level 1	Level 2	Level 3	Total

Investments:
Company Securities	$207,957			$207,957
Common / Collective Trust (Stable Value)		$2,548,809		2,548,809
Mutual Funds
Balanced	13,829,244			13,829,244
Large Foreign - Blend	2,089,789			2,089,789
Large - Blend	1,429,753			1,429,753
Large - Growth	1,057,547			1,057,547
Large - Value	1,120,423			1,120,423
Mid-Cap - Blend	468,425			468,425
Mid-Cap - Growth	591,546			591,546
Mid-Cap - Value	365,526			365,526
Intermediate Term Bond	1,135,314			1,135,314
Small - Blend	470,241			470,241
Small - Growth	270,453			270,453
Small - Value	192,957			192,957

Total investments at fair value	$23,229,175	$2,548,809	$-	$25,777,984

	Investment Assets at Fair Value as of
	December 31, 2009

	Level 1	Level 2	Level 3	Total

Investments:
Company Securities	$175,065			$175,065
Common / Collective Trust (Stable Value)		$2,510,857		2,510,857
Mutual Funds
Balanced	9,678,573			9,678,573
Large Foreign - Blend	2,130,366			2,130,366
Large - Blend	1,237,680			1,237,680
Large - Growth	892,006			892,006
Large - Value	994,145			994,145
Mid-Cap - Blend	267,753			267,753
Mid-Cap - Growth	467,983			467,983
Mid-Cap - Value	267,318			267,318
Intermediate Term Bond	775,948			775,948
Small - Blend	385,494			385,494
Small - Growth	131,819			131,819
Small - Value	132,676			132,676

Total investments at fair value	$17,536,826	$2,510,857	$-	$20,047,683

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
(CONTINUED)

     The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

     We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2010, there were no transfers in or out of levels 1, 2 or 3.

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits and for benefits from the financial statements to Form 5500:

	December 31,

	2010	2009

Net assets available for benefits per financial statements	$26,885,930	$21,098,422
Add — adjustment from fair value to contract value for
Fully benefit responsive investment contracts	51,015	16,852

Net assets available for benefits per Form 5500	$26,936,945	$21,115,274

	December
	2010

Net assets available for benefits per the financial statements	$5,787,508
Change during the year in fair value compared to contract
value of Fully benefit responsive investment
contracts	34,163

Net assets available for benefits per Form 5500	$5,821,671

INTEGRAMED AMERICA, INC.
401(K) PLAN
EMPLOYER ID # 06-1150326, PLAN NO. 002
SCHEDULE H, LINE 41 ON FORM 5500
SCHEDULE OF ASSETS HELD (AT END OF YEAR)
December 31, 2010

	Identity of Issue	Description of investment	Cost	Current Value

	Common / Collective Trust
	(Stable Value)
*	Union Bond & Trust Company	Principal Stable Value Fund	**	$2,548,809
	Mutual Funds
*	Princor Financial Services	Prin MidCap Growth Fund	**	591,546
*	Princor Financial Services	Prin SmallCap Value fund	**	192,957
*	Princor Financial Services	Prin Div Intl Fund	**	2,089,789
*	Princor Financial Services	Prin LgCap S&P 500 Idx Fund	**	1,115,545
*	Princor Financial Services	Prin LgCap Value III Fund	**	1,120,423
*	Princor Financial Services	Prin SmallCap Growth I Fund	**	270,453
*	Princor Financial Services	Prin MidCap S&P 400 Idx Fund	**	468,425
*	Princor Financial Services	Prin SmallCap S&P 600 Idx Fund	**	470,241
*	Princor Financial Services	Prin Bond & Mtg Secs Fund	**	910,492
*	Princor Financial Services	Prin Life Time 2010 Fund	**	712,663
*	Princor Financial Services	Prin Life Time 2020 Fund	**	3,515,950
*	Princor Financial Services	Prin Life Time 2030 Fund	**	4,141,950
*	Princor Financial Services	Prin Life Time 2040 Fund	**	3,644,105
*	Princor Financial Services	Prin Life Time 2050 Fund	**	758,020
*	Princor Financial Services	Prin Life Time Str Inc Fund	**	134,496
	Neuberger Berman Mgmt	Neub Berm Partners Adv Fund	**	314,208
	The American Funds	Am Fds Growth Fund	**	1,057,547
*	Princor Financial Services	Prin MidCap Value I Fund	**	365,526
*	Princor Financial Services	Prin Life Time 2015 Fund	**	89,370
*	Princor Financial Services	Prin Life Time 2025 Fund	**	339,313
*	Princor Financial Services	Prin Life Time 2035 Fund	**	355,532
*	Princor Financial Services	Prin Life Time 2045 Fund	**	118,658
*	Princor Financial Services	Prin Life Time 2055 Fund	**	19,187
*	Principal Life Insurance Co.	Principal Core Plus Bd Fund	**	224,822
	Common Stock
*	IntegraMed America, Inc.	IntegraMed Common Stock	**	207,957

	Subtotal			25,777,984
	Participant Loans	Range of interest rates from 4.25% to 9.25%	**	573,894

				$26,351,878

*	Party in interest
**	Cost omitted for participant directed investments

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

INTEGRAMED AMERICA, INC. 401(k) PLAN AS
AMENDED

Date	June 28, 2011	By:	/s/Timothy P. Sheehan

Timothy P. Sheehan
Vice President Finance and
Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of EisnerAmper LLP
Consent of Amper, Politziner & Mattia, LLP